Exhibit 1

PERION FILES SHELF PROSPECTUS IN ISRAEL

Receives Bond Rating of ilA- from Standard & Poor’s Maalot

Tel Aviv and San Francisco – May 18, 2014 – Perion Network Ltd. (NASDAQ: PERI) announced that it has received the permission of the Israel Securities Authority for the publication of a shelf prospectus.

As previously announced, Perion is considering a public debt offering to residents of Israel. At this stage, Perion's board of directors has not approved the scope or terms of any offering, and there is no certainty that such offering will be consummated.

Perion also announced that Standard & Poor's Maalot has assigned the rating of 'ilA-' to a potential issuance by Perion of up to $100 million aggregate principal amount of Series A Bonds. An English version of the rating report, as well as an English version of Perion's investor presentation, will be available in the "Investors" section of Perion's website (http://www.perion.com/events-presentations).

The shelf prospectus will allow Perion, from time to time, to offer and sell a variety of securities in Israel, in one or more offerings, subject to the publication of a supplemental shelf offering report describing the terms of the securities offered and the specific details of the offering. Any securities, if offered, will not be registered under the U.S. Securities Act of 1933 and will not be offered nor sold in the United States. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.  Offers and sales, if made, will be made by means of the shelf prospectus and a shelf offering report.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to Perion. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, our failure to receive requisite regulatory approvals for a particular offering, a downgrade of our credit rating, a lack of robust interest in our securities on the part of investors, the availability of more attractive investments at the time of an offering by us, adverse developments in our business or industry, general economic, market and political conditions, and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its business, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2013. Perion does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.